[redacted]

14049263

ITEDSTATES
)EXCHANGECOMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2014
WASH... 403 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Lane Suite 201
(No. and Street)

Knoxville (City) Tennessee (State) 37923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Cox 865-690-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing (Address) Milan (City) Tennessee (State) 38358 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Melissa K. Christopher

Notary Public Expiration: 12/06/2016

MELISSA K. CHRISTOPHER STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

February 18, 2014

Board of Directors
CW Securities, LLC
Knoxville, Tennessee

We have audited the financial statements of CW Securities, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 18, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated September 3, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by CW Securities, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the accruals for commissions receivable and commissions payable is based on projections provided by the fund companies as well as historical information. We evaluated the key factors and assumptions used to develop the receivable/payable in determining that it is reasonable in relation to the financial statements taken as a whole.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 18, 2014.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the board of directors, others within the organization, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934, and the management of CW Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2014

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

CW SECURITIES, LLC
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Internal Control Section

Agreed Upon Procedures Section

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Auditor's Report

To the Members
CW Securities, LLC
Knoxville, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of CW Securities, LLC (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in members' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2014

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets		
Current assets		
Cash and cash equivalents	$ 14,125	$ 18,496
Commissions receivable	10,278	26,445
Total current assets	24,403	44,941
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 24,403**	**$ 44,941**
Liabilities and members' equity		
Commissions payable	$ 10,578	$ 23,931
Members' equity	13,825	21,010
Total liabilities and members' equity	**$ 24,403**	**$ 44,941**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Variable insurance and annuities commissions	$ 295,569	$ 369,099
Fees from advisory services	240,114	160,865
Mutual fund commissions	45,999	118,580
Private placement commissions	13,895	575
License revenue	2,070	2,995
Other income	-	164
Interest income	5	16
Total revenue	597,652	652,294
Expenses		
Commissions	416,614	457,585
Investment advisory fees	118,550	110,174
Contract personnel	12,548	20,812
License, registration and fees	12,415	11,900
Other operating expenses	44,710	50,621
Total expenses	604,837	651,092
Net income (loss)	**$ (7,185)**	**$ 1,202**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2013 and 2012

Balance at January 1, 2012	$	19,808
Net income for the year		1,202
Balance at December 31, 2012		**21,010**
Net loss for the year		(7,185)
Balance at December 31, 2013	**$**	**13,825**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income (loss)	$ (7,185)	$ 1,202
Adjustments to reconcile net income(loss) to net cash used by operating activities		
(Increase) decrease in commissions receivable	16,167	(11,776)
Increase (decrease) in commissions payable	(13,353)	9,277
Net cash used by operating activities	**(4,371)**	**(1,297)**
Cash and cash equivalents at beginning of the period	18,496	19,793
Cash and cash equivalents at end of the period	$ 14,125	$ 18,496

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

D. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the members who are responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued. The tax years subject to examination by federal and state taxing authorities are the years ended December 31, 2010, 2011, and 2012.

E. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

F. Property and Equipment

Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Concentrations of Credit Risk

Approximately sixty-five and seventy-three percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2013 and 2012, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in one financial institution located in Knoxville, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2013 and 2012.

I. Subsequent Events

Management has evaluated subsequent events through February 18, 2014, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2013 and 2012, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and 2012, the Company paid commissions and investment advisory fees to the Company's members in the amount of $264,874 and $235,790, respectively. In addition, approximately $6,161 and $1,459 commissions payable to this individual was included in accrued expenses as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the amount of related party accounts receivable from this individual was $6,846 and $1,621 respectively.

An investment advisory firm owned by the organizing members of the Company provides facilities, personnel, and office supplies. Related expenses amounted to $23,276 and $32,380 for the years ended December 31, 2013 and 2012, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2013, the Company's net capital amounted to $12,927 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $6,927. In addition, Rule 15c3-1 requires that the Company's net capital ratio (ratio of aggregate indebtedness to net capital) not exceed 15 to 1. The actual net capital ratio at December 31, 2013, was 1.02 to 1.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2013

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 13,825	$ -	$ 13,825
Deductions:			
Non allowable assets	(885)	-	(885)
Net capital before haircuts on securities positions	12,940	-	12,940
Haircuts on security positions	(13)	-	(13)
Net capital	**$ 12,927**	**$ -**	**$ 12,927**
Computation of basic net capital requirement			
Minimum net capital required	$ 705	$ -	$ 705
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 7,927	$ -	$ 7,927
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 10,578	$ -	$ 10,578
Percentage of aggregate indebtedness to net capital	82%	-	82%

See independent auditor's report.

INTERNAL CONTROL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Report on Internal Control

To the Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements of CW Securities, LLC. (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:.

1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Milan, Tennessee
February 18, 2014

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

To the Members
CW Securities, LLC
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CW Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CW Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CW Securities, LLC management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2014